UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

Commission File Number: 001-31221

Total number of pages: 3

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: October 26, 2017	By:	/S/ KEISUKE YOSHIZAWA
Keisuke Yoshizawa Managing Director, Investor Relations Department

Information furnished in this form:

1.	Notice Concerning Authorization of Share Repurchase up to Prescribed Maximum Limit

NTT DOCOMO, INC.

President and CEO: Kazuhiro Yoshizawa

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

October 26, 2017

Notice Concerning Authorization of Share Repurchase up to Prescribed Maximum Limit

(Share Repurchase under the provisions of Articles of Incorporation pursuant to Article 165 (2) of the Companies Act)

NTT DOCOMO, INC. (the “Company”) hereby announced that on October 26 2017, the Board of Directors resolved to authorize a share repurchase up to a prescribed maximum limit under Article 156 of the Companies Act, as applied pursuant to Article 165 (3) of the Companies Act, as detailed below.

1.	Reasons for share repurchase

To improve shareholder returns and to increase capital efficiency

2. Details of authorization of share repurchase

(1)	Class of shares: Common stock

(2)	Aggregate number of shares to be repurchased: Up to 120,000,000 shares

(equal to 3.24% of total issued shares excluding treasury shares)

(3)	Aggregate price of shares to be repurchased: Up to 300,000,000,000 yen

(4)	Period for share repurchase: From October 27, 2017 to March 31, 2018

Notes

Treasury	shares held by NTT DOCOMO, INC. as of September 30, 2017:

-	Aggregate number of issued shares: 3,704,585,533 shares (excluding treasury shares)

-	Number of treasury shares: 194,977,467 shares

For further information, please contact:

Investor Relations Department

NTT DOCOMO, INC.

Tel: +81-3-5156-1111

About NTT DOCOMO

NTT DOCOMO, Japan’s leading mobile operator with over 75 million subscriptions, is one of the world’s foremost contributors to 3G, 4G and 5G mobile network technologies. Beyond core communications services, DOCOMO is challenging new frontiers in collaboration with a growing number of entities (“+d” partners), creating exciting and convenient value-added services that change the way people live and work. Under a medium-term plan toward 2020 and beyond, DOCOMO is pioneering a leading-edge 5G network to facilitate innovative services that will amaze and inspire customers beyond their expectations. DOCOMO is listed on stock exchanges in Tokyo (9437) and New York (DCM). www.nttdocomo.co.jp/english.